UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq.

Nathan D. Somogie, Esq.

Benjamin C. Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

September 18, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF REGISTRATION FEE

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is KKR Real Estate Select Trust Inc. (the “Fund”). The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Maryland corporation. The principal executive office of the Fund is located at 30 Hudson Yards, New York, New York 10001 and the telephone number is (212) 750-8300.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I shares of common stock (the “Class I Shares”), Class D shares of common stock (the “Class D Shares”), Class S shares of common stock (the “Class S Shares”) and Class U shares of common stock (the “Class U Shares” and, together with the Class I Shares, Class D Shares and Class S Shares, the “Shares”) or portions thereof. As of the close of business on September 5, 2025, there were approximately 56,572,898 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,828,645 Shares that are tendered by holders of the Fund’s Shares (“Stockholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of September 5, 2025.

(c)	Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. KKR Registered Advisor LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 30 Hudson Yards, New York, New York 10001 and its telephone number is (212) 750-8300. The members of the Fund’s Board of Directors (the “Board”) are Ralph Rosenberg, Julia Butler, Matt Salem, Fran Bermanzohn, Joan Binstock, James Kropp and Susan Meaney (each, a “Director”). The Chief Executive Officer and President is Julia Butler, the Chief Operating Officer is Nicholas O’Neill, the Chief Financial Officer, Chief Accounting Officer and Treasurer of the Fund is Megan Gaul, the Chief Legal Officer and Secretary is Lori Hoffman, and Head of Investor Relations is Doug Krupa. The Directors and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)(i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 2,828,645 Shares that are tendered by Stockholders by 4:00 p.m., Eastern Time, on October 17, 2025 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of October 17, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)

The Offer is scheduled to expire on October 17, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Stockholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to SS&C Global Investor & Distribution Solutions, Inc.). All Stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)

Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Fund’s Prospectus dated April 23, 2025, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Stockholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Stockholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)

None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Stockholders.

Item 8.	Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of September 5, 2025, the following persons own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
Adviser	10,772,215.96	19.04%
Ralph Rosenberg	46,920.47	*
Fran Bermanzohn	11,795.46	*
Joan Binstock	14,619.99	*
James Kropp	20,878.76	*
Susan Meaney	10,470.76	*
Nicholas O’Neill	—	*
Megan Gaul	—	*
Julia Butler	3,935.50	*
Lew Breckenridge	—	*
Lori Hoffman	—	*
Doug Krupa	—	*
Matt Salem	—	*

*	Less than 1%.

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Director or officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Fund is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The information under the caption “Section 11—Financial Statements” in the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) None.

(5) None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i) Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii) Offer to Purchase.

(iii) Forms of Letter of Transmittal.

(iv) Forms of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name:	Lori Hoffman
Title:	Chief Legal Officer and Secretary

Dated: September 18, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender.

(b)	Filing Fee Exhibit.

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